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Exhibit 3.7

HILTON HOTELS CORPORATION

AMENDMENT TO THE BY-LAWS

        The section of the By-laws entitled "Indemnification" shall be amended in its entirety to read as follows:

INDEMNIFICATION

        35.  (a) The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served, at the request of the Corporation, any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly after a request therefor and, in the case of a current director or officer of the Corporation, upon receipt by the Corporation of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. The rights provided to any person by this Section shall be enforceable against the Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as a director, officer or employee as provided above. No amendment of this Section shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment. For purposes of this Section, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term "other enterprise" shall include any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity or employee benefit plan; service "at the request of the Corporation" shall include service as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

        (b)  The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall not be deemed exclusive of, and shall not affect, any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, charter provision, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such person.

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  Exhibit 3.7
AMENDMENT TO THE BY-LAWS